UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PROVIDES RESULTS FOR THE QUARTER ENDED JUNE 30, 2022

Hawthorne, NY, July 27, 2022 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter ended June 30, 2022.

Quarter ended June 30, 2022* Highlights ─ compared to June 30, 2021

•
Net sales increased $9.6 million, or 6.5%, to $156.7 million.
•
Gross profit of $81.6 million (52.1% of net sales) compared to $77.7 million (52.8% of net sales).
•
Research and development (R&D) expenses of $11.5 million decreased $1.4 million.
•
Selling, marketing, general and administrative expenses of $56.1 million increased $32.1 million.
•
Operating income of $14.0 million (8.9% of net sales) compared to an operating loss of $(19.2) million. Excluding the settlement and loss contingencies charges in the prior year quarter, operating income was $40.8 million (27.7% of net sales).
•
Interest and other financial income of $1.9 million decreased $1.1 million.
•
Tax expense of $2.0 million compared to $2.7 million in the prior year quarter. Excluding the impact from the settlement and loss contingencies charges in the prior year quarter, the effective tax rate for the quarter was 12.3% as compared to 6.1% in the prior year quarter.
•
Net income attributable to Taro was $14.1 million compared to net loss of $(18.8) million, resulting in earnings per share of $0.37 compared to (loss) per share of $(0.50). Excluding the impact from the settlement and loss contingencies charges in the prior year quarter, net income was $41.2 million, resulting in earnings per share of $1.09.

Cash Flow and Balance Sheet Highlights

•
Cash flow used in operations for the quarter ended June 30, 2022, was $58.0 million. Excluding the impact from the settlement and loss contingencies charges, cash flow provided by operations was $9.6 million compared to $44.0 million for the quarter ended June 30, 2021.
•
As of June 30, 2022, cash and cash equivalents and marketable securities (both short- and long-term) decreased $74.7 million to $1.18 billion from March 31, 2022; principally the result of a $67.6 million settlement payment to the Direct Purchaser Plaintiff (“DPP”) class in the In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.

Mr. Uday Baldota, Taro’s CEO, stated, “While we maintain the leading market position of many of our products, we continue to face an overall market trend, particularly in the U.S, that is not dramatically changing, and depending on the product, price deflation continues to be a challenge. With input costs rising sharply, we will continue to allocate increasing amounts of capital including R&D efforts into growth and profitable businesses and new businesses opportunities”.

* The June 30, 2022 results include three month’s results from the February 28th acquisition of Alchemee.

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Application (“ANDA”) Fluphenazine Tablets 1mg, 2.5mg, 5mg, 10mg. The Company currently has a total of eighteen ANDAs awaiting FDA approval, including four tentative approvals.

Generic Drug Pricing Antitrust Litigation MDL No. 2724

On November 4, 2021, a settlement was reached with the putative DPP, a putative class generally comprised of wholesalers and distributors that purchased generic drug products from manufacturers. On May 11, 2022, the Court granted preliminary approval of Taro’s settlement with the DPP class. As a result, on June 8, 2022, within the required time period, Taro made a $67.6 million settlement payment to the DPP class plaintiffs, subject to a reduction of up to $8.0 million depending on the volume of certain class members that may opt-out of the settlement.

The Company cautions that the foregoing 2022 financial information (including Alchemee) is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2023. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended June 30,
	2022 (1)	2021
	(unaudited)	(unaudited)
Sales, net	$156,665	$147,113
Cost of sales	75,059	69,415
Gross profit	81,606	77,698

Operating Expenses:
Research and development	11,508	12,952
Selling, marketing, general and administrative	56,122	23,976
Settlements and loss contingencies	—	60,000
Operating income (loss) *	13,976	(19,230)

Financial income, net:
Interest and other financial income	(1,926)	(3,042)
Foreign exchange expense	294	275
Other gain, net	445	384
Income (loss) before income taxes	16,053	(16,079)
Tax expense	1,974	2,688
Net income (loss) attributable to Taro *	$14,079	$(18,767)

Net earnings ( loss) per ordinary share attributable to Taro:
Basic and Diluted *	$0.37	$(0.50)

Weighted-average number of shares used to compute net loss per share:
Basic and Diluted	37,584,891	37,794,430

May not foot due to rounding.
1.
Includes quarters’ results from Alchemee (acquired February 28, 2022).

* Excluding the settlement and loss contingencies charges of $60.0 million in the quarter ended March 31, 2021, Operating income was $40.8 million; Net income attributable to Taro was $41.2 million, and basic and diluted earnings per share was $1.09

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	March 31,
	2022	2022
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$225,801	$251,134
Short-term bank deposits	22,586	47,586
Marketable securities	557,859	522,028
Accounts receivable and other:
Trade, net	265,858	246,972
Other receivables and prepaid expenses	59,330	59,727
Inventories	216,833	210,439
TOTAL CURRENT ASSETS	1,348,267	1,337,886
Marketable securities	374,968	435,189
Property, plant and equipment, net	194,805	199,692
Deferred income taxes	123,573	124,882
Goodwill	12,718	11,820
Other assets	65,661	66,893
TOTAL ASSETS	$2,119,992	$2,176,362

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$73,923	$68,232
Other current liabilities	300,529	363,886
TOTAL CURRENT LIABILITIES	374,452	432,118
Deferred taxes and other long-term liabilities	31,826	32,799
TOTAL LIABILITIES	406,278	464,917

Taro shareholders' equity	1,713,714	1,711,445
Non-controlling interest	—	—
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,119,992	$2,176,362

Note: June 30, 2022, includes the Balance Sheet of Alchemee (acquired February 28, 2022).

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Quarter Ended June 30,
	2022	2021
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$14,079	$(18,767)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	6,978	6,346
Realized gains on sale of long-lived assets	—	(4)
Change in derivative instruments, net	(24)	(166)
Effect of change in exchange rate on marketable securities and bank deposits	747	(589)
Deferred income taxes, net	2,415	11,244
Increase in trade receivables, net	(19,321)	(3,295)
Increase in inventories, net	(6,566)	(2,568)
Increase in other receivables, income tax receivables, prepaid expenses and other	(467)	(2,598)
(Decrease) increase in trade, income tax, accrued expenses and other payables	(59,819)	52,211
Expense from amortization of marketable securities bonds, net	3,950	2,179
Net cash (used in) provided by operating activities	(58,028)	43,993

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(2,074)	(3,855)
Investment in other intangible assets	(34)	(72)
Investment in short-term bank deposits, net	25,000	—
Proceeds from long-term deposits and other assets	(73)	—
(Investment in) proceeds from marketable securities, net	11,936	(12,500)
Net cash (used in) provided by investing activities	34,755	(16,427)

Cash flows from financing activities:
Purchase of treasury stock	—	(18,319)
Net cash used in financing activities	—	(18,319)

Effect of exchange rate changes on cash and cash equivalents	(2,060)	464
(Decrease) increase in cash and cash equivalents	(25,333)	9,711
Cash and cash equivalents at beginning of period	251,134	605,177
Cash and cash equivalents at end of period	$225,801	$614,888

Cash Paid during the year for:
Income taxes	$2,410	$3,333
Cash Received during the year for:
Income taxes	$12,511	$2,351
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,232	$1,225
Non-cash financing transactions:
Purchase of treasury stock	$—	$430
Purchase of marketable securities, net	$2,050	$3,179
Note: June 30, 2022, includes the Balance Sheet of Alchemee (acquired February 28, 2022).

Media Contact

Taro
William J. Coote VP, Chief Financial Officer (914) 345-9001 William.Coote@taro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director